NexGen Announces New Off-Scale Mineralization Intersected at Patterson Corridor East
(PCE) and Continued Expansion of High-Grade Sub Domain

RK-25-254 and RK-25-256 (both intersecting 2.0 and 2.1 m of off-scale (>61,000 cps)) are located 51 m and 119 m away from RK-25-232 (15 m at 15.9% U3O8).

Results highlight the repetition of upgrading high-grade shoots within growing mineralized footprint.

The following new holes intersected broad intercepts of cumulative mineralization (>500cps):

  RK-25-246: 20.5m including 2.5m >10,000cps
  RK-25-247: 18.0m including 2.5m >10,000cps
  RK-25-251: 9.5m
  RK-25-254: 19.5m including 5.0m >10,000cps including 2.0m >61,000cps

RK-25-256: 10.0m including 3.3m >10,000cps including 2.1m >61,000cps

Vancouver, BC, August 28, 2025 - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX: NXE) (NYSE: NXE) (ASX: NXG) is pleased to announce continued exciting results from the summer drill program at the rapidly advancing PCE. Step-out holes RK-25-254 and RK-25-256 intersected 2.0 m and 2.1 m of cumulative >61,000 counts per second (cps), respectively, located 51 m up-dip and 119 m down-dip of PCE's best hole to date, RK-25-232 (Figures 1 and 2). These represent the best holes from the summer program to date and validate the growth in high-grade continuity. Overall, an upgraded high-grade shoot plunges a minimum 200 m from RK-25-254 to RK-24-222 as part of an emerging interpreted pattern of high-grade shoots spaced 70 m apart (Figures 2 and 3).

Depth of the intense high-grade in RK-25-254, at just 454.4 m depth, ranks among the shallowest intersections of massive uranium ever drilled by NexGen. Mineralization is open 300 m up-dip and completely contained in the competent basement rock, consistent with Arrow. Strong continuity of grade across the mineralized footprint is consistent with Arrow's basement-hosted uranium veins.

Drilling is also extending deeper where strongly developed alteration and structural disruption persist as key indicators of additional mineralization. Further significant expansion potential at PCE remains with mineralization open in most directions.

A total to 21,968.9 m of the planned 43,000m program has been drilled in 2025. Since discovery (see March 11, 2024, news release), 79 drillholes totalling 53,088.9 m have been completed (Figure 4). High-grade growth and overall mineralized extent are the focus with many more targets to be tested across this rapidly developing and growing high-grade system. 48 of the 79 drillholes are mineralized, including 34 intersecting high-grade (>10,000 cps) and 14 intersecting off-scale (>61,000 cps).

Leigh Curyer, Chief Executive Officer, commented: "This program is delivering exactly what we look for in a generational uranium discovery, basement-hosted significant mineralized system, continuity of high-grade mineralization, and growth potential. PCE is evolving in real time into a world-class system in its own right. NexGen's highly prospective land package continues to demonstrate exciting results and unmatched opportunity for Canada to take its place as the number one source of uranium in the world."

Jason Craven, Vice President, Exploration, commented: "NexGen's summer drill program is off to a fantastic start. PCE continues to deliver intense high-grade uranium at shallower depths than the world class Arrow deposit only 3.5km away. Early summer drilling results are building on emerging interpretations that include systematic repetition of high-grade shoots within the overall mineralized footprint, indicating potential for significant expansion at PCE."

Figure 1: RK-25-254 and RK-25-256 core photos of focused vein intercepts 170 m apart from one another, each having 2 m of massive replacement style uranium mineralization, with elevated radioactivity above and below what is shown; yellow outlines >1,000 cps, red outlines >10,000 cps, >61,000 cps outlined in purple.

Figure 2: Close-up of long section view of PCE high-grade subdomain around RK-25-232 (15.0 m at 15.9% U3O8)

Figure 3: Interpreted model of mineralization at PCE (as of this release) with newly interpreted high-grade shoots shown; view is a long section that looks perpendicular to the primary mineralized plane; total mineralized footprint in orange and the high-grade subdomains in red

Figure 4: Interpreted 3D model of PCE shown looking northwest (across strike) and northeast (along strike)

Table 1: 2025 Spectrometer results from summer drilling

Drillhole				Unconformity Depth (m)	Handheld Spectrometer Results (RS-125)
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Width (m)	CPS Range
RK-25-245	330	-70	744.0	111.5	695.0	695.5	0.5	<500
					695.5	696.0	0.5	<500 - 950
					696.0	696.5	0.5	< 500 - 680
					706.5	707.0	0.5	<500 - 600
					707.0	707.5	0.5	<500 - 900
					722.5	723.0	0.5	<500
					723.0	723.5	0.5	<500 - 560
					724.0	724.5	0.5	<500 -560
					724.5	725.0	0.5	<500
					725.0	725.5	0.5	<500 - 1370
RK-25-246	270	-70	525.0	124.5	216.5	217.0	0.5	<500 - 1000
					217.5	218.0	0.5	<500 - 720
					218.0	218.5	0.5	<500 - 580
					223.5	224.5	1.0	<500
					229.0	229.5	0.5	<500 - 840
					331.0	331.5	0.5	<500

332.0	332.5	0.5	<500
333.5	334.0	0.5	<500
337.5	338.5	1.0	<500
339.0	339.5	0.5	<500 - 800
339.5	340.0	0.5	<500 - 550
340.0	340.5	0.5	1000 - 7000
340.5	341.0	0.5	<500 - 800
341.0	341.5	0.5	<500 - 1500
341.5	342.0	0.5	<500 - 650
342.0	342.5	0.5	<500
343.0	344.0	1.0	<500
368.0	368.5	0.5	<500
369.0	370.5	1.5	<500
376.0	376.5	0.5	<500
376.5	377.0	0.5	<500 - 4300
377.0	377.5	0.5	<500 - 3500
377.5	378.5	1.0	<500
378.5	379.0	0.5	<500 - 2200
379.0	379.5	0.5	<500 - 1900
379.5	380.0	0.5	<500 - 12000
380.0	380.5	0.5	<500 - 1900
380.5	381.0	0.5	<500 - 7300
381.0	381.5	0.5	1000 - 16000
381.5	382.0	0.5	9700 - 18000
382.0	382.5	0.5	3000 - 6000
382.5	383.0	0.5	950 - 7200
383.0	383.5	0.5	1000 - 6000
383.5	384.0	0.5	2900 - 6000
384.0	384.5	0.5	1000 - 24000
384.5	385.0	0.5	1200 - 23000
385.0	385.5	0.5	840 - 3800
385.5	386.0	0.5	<500 - 2300
386.0	386.5	0.5	<500 - 770
386.5	387.0	0.5	<500- 860
387.0	387.5	0.5	<500 - 720
387.5	388.0	0.5	<500 - 680
388.0	388.5	0.5	<500 - 730
388.5	389.0	0.5	<500 - 830
389.0	389.5	0.5	<500 - 830
389.5	390.0	0.5	<500 - 1100
390.0	390.5	0.5	<500 - 1200
390.5	391.0	0.5	<500
391.5	393.0	1.5	<500

					393.0	393.5	0.5	<500 - 530
					393.5	394.0	0.5	<500 - 2300
					394.0	394.5	0.5	<500 - 1000
					394.5	395.0	0.5	<500 - 600
					395.0	396.0	1.0	<500
					396.5	397.0	0.5	<500 - 570
					398.0	398.5	0.5	<500 - 1200
					398.5	399.0	0.5	<500
					400.0	400.5	0.5	<500 - 1400
					400.5	401.0	0.5	<500 - 1700
					401.5	402.0	0.5	<500
					402.0	402.5	0.5	<500 - 880
					402.5	403.0	0.5	<500 - 1700
					403.0	403.5	0.5	<500 - 1800
					403.5	404.0	0.5	<500 - 1200
					404.0	404.5	0.5	<500
					404.5	405.0	0.5	<500 - 890
					405.0	405.5	0.5	<500
					424.0	426.0	2.0	<500
					445.5	446.5	1.0	<500
					450.5	451.0	0.5	<500
					460.5	461.0	0.5	<500
					461.0	461.5	0.5	<500 - 1300
					461.5	462.0	0.5	<500 - 4000
					479.0	479.5	0.5	<500 - 1380
					479.5	480.0	0.5	<500 - 1300
					488.5	489.0	0.5	<500 - 580
					489.0	489.5	0.5	<500
RK-25-247	330	-70	738.0	114.4	269.5	270.0	0.5	<500
					572.0	572.5	0.5	<500
					572.5	573.0	0.5	<500 - 550
					573.0	573.5	0.5	<500 - 600
					573.5	574.0	0.5	<500 - 1500
					574.0	574.5	0.5	<500
					574.5	575.0	0.5	<500 -550
					575.0	575.5	0.5	<500 - 900
					575.5	576.0	0.5	500 - 1500
					576.0	576.5	0.5	<500 - 2300
					576.5	577.0	0.5	<500 - 900
					577.0	577.5	0.5	550 - 4000
					577.5	578.0	0.5	<500 - 30000
					578.0	578.5	0.5	<500 - 2000
					578.5	579.0	0.5	<500

579.0	579.5	0.5	<500 - 3000
579.5	580.0	0.5	<500 - 4500
580.0	580.5	0.5	<500 - 3000
580.5	581.0	0.5	<500 - 4500
581.0	581.5	0.5	650 - 5000
581.5	582.0	0.5	<500 - 31000
582.0	582.5	0.5	<500
582.5	583.0	0.5	<500 - 4500
583.5	584.0	0.5	<500
584.0	584.5	0.5	<500 - 700
584.5	568.5	-16.0	<500
586.5	587.0	0.5	<500 - 800
587.0	587.5	0.5	<500 - 550
587.5	588.0	0.5	<500 - 550
588.0	589.0	1.0	<500
589.0	589.5	0.5	<500 - 600
589.5	590.0	0.5	500 - 800
590.0	590.5	0.5	<500
591.0	591.5	0.5	<500 - 710
591.5	592.0	0.5	<500 - 820
592.0	592.5	0.5	<500 - 2700
592.5	593.0	0.5	<500 - 1900
593.0	593.5	0.5	<500 - 970
593.5	594.0	0.5	2200 - 11000
594.0	594.5	0.5	1500 - 20000
594.5	595.0	0.5	560 - 16000
595.0	595.5	0.5	<500 - 5800
595.5	596.5	1.0	<500
596.5	597.0	0.5	<500 - 3300
597.0	597.5	0.5	<500 - 660
597.5	598.5	1.0	<500
599.5	600.0	0.5	<500
601.0	601.5	0.5	<500 - 670
601.5	602.0	0.5	<500 - 1100
602.0	602.5	0.5	<500 - 1100
602.5	603.0	0.5	<500
603.0	603.5	0.5	<500 - 2000
603.5	604.0	0.5	<500
604.0	604.5	0.5	<500 - 1100
604.5	605.0	0.5	<500 - 2000
605.0	605.5	0.5	<500 - 900
605.5	606.0	0.5	<500
606.0	606.5	0.5	<500 - 900

					606.5	607.0	0.5	<500 - 2000
					607.0	607.5	0.5	600 - 3700
					607.5	608.0	0.5	<500 - 1700
					608.0	608.5	0.5	<500 - 600
					608.5	609.0	0.5	<500 - 700
					610.0	610.5	0.5	<500
					611.0	612.0	1.0	<500
					613.5	614.5	1.0	<500
RK-25-248	283	-69	501.0	123.3	202.0	202.5	0.5	<500
					339.0	339.5	0.5	<500
					344.0	344.5	0.5	<500-600
					346.0	346.5	0.5	<500 - 730
					346.5	347.0	0.5	<500 - 520
					350.5	351.0	0.5	<500
					352.0	352.5	0.5	<500
					352.5	353.0	0.5	<500 -520
					353.0	353.5	0.5	<500
					357.0	357.5	0.5	<500 - 750
					358.0	358.5	0.5	<500
					366.0	366.5	0.5	<500
					382.5	383.5	1.0	<500
					383.5	384.0	0.5	<500 - 2000
					384.5	385.0	0.5	<500 - 900
					388.0	388.5	0.5	<500
					390.0	391.0	1.0	<500
					391.5	392.0	0.5	<500
					392.0	392.5	0.5	<500 - 610
					393.0	393.5	0.5	<500
					395.5	396.0	0.5	<500
					396.0	396.5	0.5	<500 - 800
					396.5	397.0	0.5	<500 - 800
					398.0	398.5	0.5	<500
					400.5	401.0	0.5	<500
					401.0	401.5	0.5	<500 -650
					402.0	402.5	0.5	<500
					402.5	403.0	0.5	<500 - 900
					403.5	405.0	1.5	<500
					409.5	410.5	1.0	<500
					411.0	411.5	0.5	<500
					433.5	435.5	2.0	<500
					436.0	437.0	1.0	<500
					440.5	441.0	0.5	<500
					442.0	443.0	1.0	<500

					443.0	443.5	0.5	<500 - 800
RK-25-249	340	-70	681.0	106.1	626.5	627.0	0.5	<500 - 700
					628.0	628.5	0.5	<500 - 1000
					628.5	629.0	0.5	<500 - 900
					631.0	631.5	0.5	<500 - 820
					637.5	638.0	0.5	<500
					640.5	641.0	0.5	<500 - 2300
					641.0	641.5	0.5	1200 - 16000
					641.5	642.0	0.5	600 - 3200
					642.0	642.5	0.5	<500 - 970
					642.5	643.0	0.5	<500
					645.5	646.5	1.0	<500
					648.5	649.0	0.5	<500
					650.0	650.5	0.5	<500
					650.5	651.0	0.5	<190 - 1000
					651.0	651.5	0.5	<500
					651.5	652.0	0.5	<500 - 2500
					652.0	652.5	0.5	<500 - 540
					653.0	653.5	0.5	<500 - 2200
					653.5	654.0	0.5	<500 - 920
					654.0	654.5	0.5	<500 - 1000
					654.5	655.0	0.5	<500 - 1200
					655.0	655.5	0.5	<500
					655.5	656.0	0.5	<500 - 730
					656.0	656.5	0.5	<500 - 4400
					656.5	657.0	0.5	<500 - 1300
					657.0	657.5	0.5	<500 - 860
					657.5	658.0	0.5	<500
					658.0	658.5	0.5	<500-820
					658.5	659.0	0.5	<500
					661.5	662.0	0.5	<500 - 2500
					662.0	662.5	0.5	<500 - 3700
					668.5	669.0	0.5	<500 - 700
					669.0	669.5	0.5	<500 - 410
					669.5	670.0	0.5	<500 - 4700
					670.0	670.5	0.5	<500
					670.5	671.0	0.5	<500 - 1000
					672.5	673.0	0.5	<500 - 770
					673.5	674.0	0.5	<500
RK-25-250	308	-70	726.0	114.8	577.0	577.5	0.5	<500
					586.5	587.0	0.5	<500
					587.0	587.5	0.5	<500 - 950
					587.5	588.0	0.5	600 -1200

588.0	588.5	0.5	<500 - 3850
588.5	589.0	0.5	<500 - 650
592.0	592.5	0.5	<500 - 1950
592.5	593.0	0.5	2280 - 5000
593.0	593.5	0.5	<500 - 730
594.0	594.5	0.5	<500
594.5	595.0	0.5	<500 - 770
595.0	595.5	0.5	<500 - 640
595.5	596.0	0.5	<500
596.0	596.5	0.5	<500 - 580
596.5	597.0	0.5	700 - 1350
597.0	597.5	0.5	<500 - 850
597.5	598.0	0.5	<500 - 740
599.0	599.5	0.5	<500
599.5	600.0	0.5	<500 - 770
600.0	600.5	0.5	<500 - 1160
600.5	601.0	0.5	<500 - 3350
601.5	602.0	0.5	800 - 2750
602.0	602.5	0.5	<500 - 1850
602.5	603.0	0.5	<500 - 510
603.0	603.5	0.5	<500 - 1150
603.5	604.0	0.5	<500 - 1000
604.0	604.5	0.5	1000 - 2100
604.5	605.0	0.5	1100 - 4500
605.0	605.5	0.5	1100 - 4300
605.5	606.0	0.5	<500
606.5	608.0	1.5	<500
608.0	608.5	0.5	<500 - 1800
608.5	609.5	1.0	<500
609.5	610.0	0.5	<500 - 1800
610.0	611.0	1.0	<500
611.0	611.5	0.5	<500 - 800
612.0	612.5	0.5	<500
612.5	613.0	0.5	<500 - 750
613.0	613.5	0.5	<500 - 1200
613.5	614.0	0.5	<500 - 1500
614.0	614.5	0.5	<500 - 8700
614.5	615.0	0.5	<500 - 2100
615.0	615.5	0.5	4000 - 14000
615.5	616.0	0.5	<500 - 5100
616.0	616.5	0.5	1500 - 3000
618.0	618.5	0.5	<500 - 1100
618.5	619.0	0.5	<500 - 1900

					619.0	619.5	0.5	<500 - 800
					619.5	620.0	0.5	1200 - 40000
					620.0	620.5	0.5	<500
					620.5	621.0	0.5	<500 - 1100
					621.0	621.5	0.5	600 - 1700
					621.5	622.0	0.5	600 - 2600
					622.0	622.5	0.5	700 - 2100
					622.5	623.0	0.5	800 - 2000
					623.0	623.5	0.5	600 - 2000
					623.5	624.0	0.5	800 - 8800
					624.0	624.5	0.5	<500 - 700
					630.0	630.5	0.5	<500
					638.0	638.5	0.5	<500 - 1200
					643.5	647.0	3.5	<500
					647.5	648.0	0.5	<500
					654.5	660.5	6.0	<500
					660.5	661.0	0.5	<500 - 6000
					663.0	663.5	0.5	<500 - 8500
					665.0	665.5	0.5	<500 - 750
					666.0	666.5	0.5	700 - 1800
					666.5	667.0	0.5	<500 - 6100
					667.5	668.0	0.5	<500 - 700
					668.0	668.5	0.5	<500 - 700
					668.5	669.0	0.5	<500 - 2400
					669.0	669.5	0.5	<500 - 770
					670.0	670.5	0.5	<500
					670.5	671.0	0.5	<500 - 575
					671.0	671.5	0.5	<500 - 1400
RK-25-251	302	-69	576.3	119.6	282.0	282.5	0.5	<500
					376.5	378.0	1.5	<500
					379.5	380.0	0.5	<500
					380.5	381.0	0.5	<500
					381.5	382.0	0.5	<500 - 530
					382.0	382.5	0.5	<500 - 530
					384.0	385.5	1.5	<500
					385.5	386.0	0.5	<500 - 510
					386.0	387.5	1.5	<500
					388.5	389.0	0.5	<500
					392.5	393.0	0.5	<500 - 2000
					393.0	393.5	0.5	<500 - 7600
					393.5	394.0	0.5	<500 - 740
					394.0	394.5	0.5	<500 - 5100
					394.5	395.0	0.5	<500 - 1440

					395.5	396.0	0.5	<500
					404.0	404.5	0.5	<500
					404.5	405.0	0.5	<500 - 920
					405.0	405.5	0.5	<500 - 2100
					405.5	406.0	0.5	500 - 2900
					406.0	406.5	0.5	4000 - 8000
					406.5	407.0	0.5	5000 - 12000
					407.0	407.5	0.5	3000 - 15000
					407.5	408.0	0.5	15000 - 33000
					408.0	408.5	0.5	4000 - 31000
					408.5	409.0	0.5	<500 - 620
					409.0	409.5	0.5	530 - 2000
					409.5	410.0	0.5	<500 - 1400
					410.0	410.5	0.5	<500 - 840
					410.5	411.0	0.5	<500 - 1200
					411.0	411.5	0.5	<500
					420.0	421.0	1.0	<500
					432.5	433.0	0.5	<500
					436.0	436.5	0.5	<500
					438.0	438.5	0.5	<500
					439.5	440.0	0.5	<500
					446.5	447.5	1.0	<500
					448.0	448.5	0.5	<500
					452.0	452.5	0.5	<500
					460.0	460.5	0.5	<500
					461.0	461.5	0.5	<500 - 3000
					468.0	468.5	0.5	<500
					469.5	470.0	0.5	<500 - 1000
					470.0	470.5	0.5	<500 - 1500
					470.5	471.0	0.5	<500
					474.5	475.0	0.5	<500
RK-25-252	275	-68	663.0	120.8	515.5	516.0	0.5	<500
					528.5	529.0	0.5	<500
					531.0	534.0	3.0	<500
					535.0	535.5	0.5	<500
					546.5	547.0	0.5	<500 - 820
					547.0	547.5	0.5	<500 - 670
					547.5	548.0	0.5	<500 - 640
					548.5	549.5	1.0	<500
					549.5	550.0	0.5	<500 - 510
					550.0	550.5	0.5	<500 - 1800
					550.5	551.0	0.5	<500 - 880
					551.0	551.5	0.5	<500 - 1300

					551.5	552.0	0.5	<500 - 510
					552.0	552.5	0.5	500 - 1190
					552.5	553.0	0.5	850 - 1150
					553.0	553.5	0.5	660 - 1400
					553.5	554.0	0.5	2400 - 20000
					554.0	554.5	0.5	<500 - 1900
					554.5	555.0	0.5	<500 - 600
					555.0	555.5	0.5	550 - 1400
					555.5	556.0	0.5	<500 - 550
					556.0	556.5	0.5	<500
					556.5	557.0	0.5	800 - 1800
					557.0	557.5	0.5	<500
					557.5	558.0	0.5	<500 - 1080
					558.0	559.0	1.0	<500
					559.5	560.0	0.5	<500 -510
					560.0	560.5	0.5	<500 - 550
					560.5	561.0	0.5	<500
					561.0	561.5	0.5	<500 - 4200
					563.0	563.5	0.5	<500 - 2200
					563.5	564.0	0.5	690 - 1750
					564.0	564.5	0.5	<500
					564.5	565.0	0.5	<500 - 1200
					567.0	567.5	0.5	<500
					568.5	569.5	1.0	<500
					570.0	570.5	0.5	<500
					572.5	573.0	0.5	<500
					589.0	589.5	0.5	<500 - 640
					590.5	591.0	0.5	<500
					593.5	594.0	0.5	<500 - 540
					594.0	594.5	0.5	<500
					594.5	595.0	0.5	<500 - 1675
					595.0	595.5	0.5	<500 - 600
					595.5	596.0	0.5	<500
					598.5	599.0	0.5	<500
					603.0	603.5	0.5	<500 -1200
					603.5	604.0	0.5	<500 - 1500
					604.5	605.0	0.5	<500 - 630
					605.0	605.5	0.5	<500
RK-25-253	340	-70	657.0	116.8	No Significant Intersections.
RK-25-254	275	-65	582.0	128.0	404.5	405.0	0.5	<500
					410.5	411.0	0.5	<500
					419.5	420.0	0.5	<500
					428.0	428.5	0.5	<500

					434.5	435.0	0.5	<500
					438.0	438.5	0.5	<500
					439.0	439.5	0.5	<500
					445.5	446.0	0.5	<500
					448.5	449.5	1.0	<500
					449.5	450.5	1.0	<500 - 720
					450.5	451.0	0.5	580 - 1200
					451.0	453.0	2.0	<500 - 700
					453.0	453.5	0.5	<500 - 1400
					453.5	454.0	0.5	<500 - 2200
					454.0	454.4	0.4	700 - 18000
					454.4	454.9	0.5	>61000
					454.9	455.0	0.1	40000 - 52000
					455.0	455.5	0.5	12000 - 43000
					455.5	455.7	0.2	32000 - 50000
					455.7	455.9	0.2	>61000
					455.9	456.0	0.1	13000 - 43000
					456.0	457.2	1.2	>61000
					457.2	457.4	0.2	17000 - 40000
					457.4	457.5	0.1	>61000
					457.5	458.0	0.5	3500 - 32000
					458.0	459.5	1.5	900 - 1700
					462.5	463.0	0.5	<500
					476.5	477.0	0.5	<500
					480.0	481.0	1.0	<500 - 700
					483.0	483.5	0.5	<500 - 540
					483.5	484.0	0.5	<500 - 2700
					484.0	484.5	0.5	<500 - 550
					484.5	485.0	0.5	550 - 770
					485.5	486.0	0.5	<500 - 1100
					486.0	487.0	1.0	<500 - 500
					487.5	488.0	0.5	<500
					488.0	488.5	0.5	<500 - 1200
					489.0	491.0	2.0	<500 - 1200
					505.0	505.5	0.5	<500 - 2300
					505.5	506.0	0.5	700 - 1300
					506.0	507.0	1.0	<500 - 650
					509.0	509.5	0.5	<500
					522.0	522.5	0.5	<500 - 1300
					536.5	537.0	0.5	<500 - 14000
					537.0	538.5	1.5	<500 - 550
					541.5	542.0	0.5	<500 - 20000
RK-25-254c1	275	-65	564.0	N/A	395.5	396.0	0.5	<500 - 530

396.5	397.0	0.5	<500 - 18000
407.0	407.5	0.5	<500 - 510
409.5	410.0	0.5	<500
415.5	416.0	0.5	<500
421.5	422.0	0.5	<500 - 710
422.0	422.5	0.5	<500 - 690
423.0	423.5	0.5	<500
434.0	434.5	0.5	<500
434.5	435.0	0.5	<500
435.0	435.5	0.5	<500 - 880
436.0	436.5	0.5	<500 - 990
436.5	437.0	0.5	<500 - 2750
437.0	437.5	0.5	<500 - 1220
437.5	438.0	0.5	<500 - 1020
438.0	438.5	0.5	<500
438.5	439.0	0.5	<500 - 4220
439.0	439.5	0.5	<500 - 770
439.5	440.0	0.5	<500 - 1990
440.0	440.5	0.5	<500 - 1760
440.5	441.0	0.5	<500 - 1990
441.0	441.5	0.5	<500 - 4600
441.5	442.0	0.5	<500 - 2400
442.0	442.5	0.5	<500 - 1100
444.5	445.0	0.5	<500
445.0	445.5	0.5	<500
447.0	447.5	0.5	<500
447.5	448.0	0.5	<500
448.0	448.5	0.5	<500
449.5	450.0	0.5	<500 - 6900
450.0	450.5	0.5	<500
450.5	451.0	0.5	<500
451.0	451.5	0.5	<500 - 990
453.5	454.0	0.5	<500 - 880
454.0	454.5	0.5	<500 - 770
456.0	456.5	0.5	<500
456.5	457.0	0.5	<500
457.0	457.5	0.5	<500
460.0	460.5	0.5	<500
461.0	461.5	0.5	<500
461.5	462.0	0.5	<500
462.0	462.5	0.5	<500 - 1070
462.5	463.0	0.5	<500
463.0	463.5	0.5	<500 - 610

					468.5	469.0	0.5	<500 - 520
					469.0	469.5	0.5	<500
					472.0	472.5	0.5	<500
					472.5	473.0	0.5	<500 - 520
					473.0	473.5	0.5	<500
					481.5	482.0	0.5	<500 - 7300
					482.0	482.5	0.5	<500 - 3200
					482.5	483.0	0.5	<500 - 1590
					483.0	483.5	0.5	<500 - 4600
					483.5	484.0	0.5	<500 - 980
					484.0	484.5	0.5	<500
					484.5	485.0	0.5	<500 - 980
					485.0	485.5	0.5	<500 - 540
					485.5	486.0	0.5	<500
					486.0	486.5	0.5	<500 - 1700
					486.5	487.0	0.5	<500 - 6070
					487.0	487.5	0.5	<500 - 1900
					487.5	488.0	0.5	<500 - 1360
					488.0	488.5	0.5	<500 - 1480
					488.5	489.0	0.5	<500 - 10300
					489.0	489.5	0.5	<500 - 2900
					489.5	490.0	0.5	<500 - 6700
					490.0	490.5	0.5	<500 - 3400
					490.5	491.0	0.5	<500 - 23200
					491.0	491.5	0.5	<500 - 5300
					491.5	492.0	0.5	<500 - 570
					492.0	492.5	0.5	<500
					492.5	493.0	0.5	<500 - 900
					493.0	493.5	0.5	<500 - 780
					495.5	496.0	0.5	<500
					496.0	496.5	0.5	<500
					497.0	497.5	0.5	<500 - 540
					498.5	499.0	0.5	<500 - 830
					499.0	499.5	0.5	<500 - 720
					499.5	500.0	0.5	<500 - 680
					500.0	500.5	0.5	<500 - 2300
					500.5	501.0	0.5	<500 - 910
					503.0	503.5	0.5	<500 - 610
					503.5	504.0	0.5	<500
					504.0	504.5	0.5	<500
					504.5	505.0	0.5	<500 - 760
					505.0	505.5	0.5	<500
RK-25-256	292	-65.5	696.0	116.9	510.5	511.0	0.5	<500 - 540

525.5	526.0	0.5	<500 - 510
587.5	588.0	0.5	540 - 2010
588.0	588.5	0.5	<500
588.5	589.0	0.5	<500
589.0	589.5	0.5	<500 - 3700
589.5	590.0	0.5	<500
590.0	590.5	0.5	<500 - 810
590.5	591.0	0.5	1100 - 8700
591.0	591.5	0.5	800 - 2300
591.5	591.8	0.3	1900 - 23000
591.8	592.7	0.9	>61000
592.7	592.9	0.2	3900 - 8300
592.9	593.5	0.6	>61000
593.5	593.7	0.2	800 - 33000
593.7	594.3	0.6	>61000
594.3	594.5	0.2	<500 - 16000
594.5	595.0	0.5	<500
596.0	596.5	0.5	1100 - 37000
596.5	597.0	0.5	<500 - 620
597.5	598.0	0.5	<500
599.5	600.0	0.5	<500
600.0	600.5	0.5	<500
602.5	603.0	0.5	<500 - 790
603.5	604.0	0.5	<500
607.0	607.5	0.5	<500
608.0	608.5	0.5	<500
608.5	609.0	0.5	<500
609.0	609.5	0.5	<500
610.0	610.5	0.5	<500
611.0	611.5	0.5	900 - 4400
611.5	612.0	0.5	<500 - 800
612.0	612.5	0.5	<500
612.5	613.0	0.5	<500 - 6250
613.0	613.5	0.5	<500 - 9100
613.5	614.0	0.5	<500 - 530
615.5	616.0	0.5	<500
616.0	616.5	0.5	<500 - 1300
616.5	617.0	0.5	<500
617.5	618.0	0.5	<500 - 2700
620.5	621.0	0.5	<500
621.0	621.5	0.5	<500
627.0	627.5	0.5	<500
627.5	628.0	0.5	<500
628.0	628.5	0.5	<500
628.5	629.0	0.5	<500

  All depths and intervals are meters downhole, true thicknesses are yet to be determined.
  "Off-scale" refers to >61,000 cps (counts per second) readings by gamma spectrometer type RS-125.
  "Anomalous" means >500 cps readings by gamma spectrometer type RS-120.
  Where "CPS Range" is <500 cps, this refers to local low radioactivity within the overall interval.
  Unconformity of 'N/A' denotes a lack of visible contact between Athabasca sandstone and basement rock.
  Maximum internal dilution 2.0 m downhole.
  All depths and intervals are meters downhole, true thicknesses are yet to be determined. Resource modelling in conjunction with an updated mineral resource estimate is required before true thicknesses can be determined.

About NexGen

NexGen Energy is a Canadian company focused on delivering clean energy fuel for the future.  The Company's flagship Rook I Project is being optimally developed into the largest low-cost producing uranium mine globally, incorporating the most elite environmental and social governance standards.  The Rook I Project is supported by an N.I. 43-101 compliant Feasibility Study, which outlines the elite environmental performance and industry-leading economics. NexGen is led by a team of experienced uranium and mining industry professionals with expertise across the entire mining life cycle, including exploration, financing, project engineering and construction, operations and closure.  NexGen is leveraging its proven experience to deliver a Project that leads the entire mining industry socially, technically and environmentally.  The Project and prospective portfolio in northern Saskatchewan will provide generational, long-term economic, environmental, and social benefits for Saskatchewan, Canada, and the world.

NexGen is listed on the Toronto Stock Exchange, the New York Stock Exchange under the ticker symbol "NXE," and on the Australian Securities Exchange under the ticker symbol "NXG," providing access to global investors to participate in NexGen's mission of solving three major global challenges in decarbonization, energy security and access to power.  The Company is headquartered in Vancouver, British Columbia, with its primary operations office in Saskatoon, Saskatchewan.

Contact Information

Leigh Curyer

Chief Executive Officer
NexGen Energy Ltd.

+1 604 428 4112
lcuryer@nxe-energy.ca

www.nexgenenergy.ca

Travis McPherson

Chief Commercial Officer

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nxe-energy.ca

www.nexgenenergy.ca

Monica Kras

Vice President, Corporate Development

NexGen Energy Ltd.

+44 7307 191933

mkras@nxe-energy.ca
www.nexgenenergy.ca

Technical Disclosure*

All technical information in this news release has been reviewed and approved by Jason Craven, NexGen's Vice President, Exploration, a qualified person under National Instrument 43-101.

Natural gamma radiation in drill core reported in this news release was measured in counts per second (cps) using a Radiation Solutions Inc. RS-125 gamma spectrometer. The reader is cautioned that total count gamma readings may not be directly or uniformly related to uranium grades of the rock sample measured; they should be used only as a preliminary indication of the presence of radioactive minerals.

A technical report in respect of the FS is filed on SEDAR ( www.sedar.com ) and EDGAR (www.sec.gov/edgar.shtml ) and is available for review on NexGen Energy's website (www.nexgenenergy.ca ).

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the Securities and Exchange Commission ("SEC") set by the SEC's rules that are applicable to domestic United States reporting companies. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of applicable United States securities laws and regulations and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to mineral reserve and mineral resource estimates, the 2021 Arrow Deposit, Rook I Project and estimates of uranium production, grade and long-term average uranium prices, anticipated effects of completed drill results on the Rook I Project, planned work programs, completion of further site investigations and engineering work to support basic engineering of the project and expected outcomes. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Statements relating to "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment that, based on certain estimates and assumptions, the mineral resources described can be profitably produced in the future.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the mineral reserve and resources estimates and the key assumptions and parameters on which such estimates are based are as set out in this news release and the technical report for the property , the results of planned exploration activities are as anticipated, the price and market supply of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate in the future.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, the existence of negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, conclusions of economic valuations, the risk that actual results of exploration activities will be different than anticipated, the cost of labour, equipment or materials will increase more than expected, that the future price of uranium will decline or otherwise not rise to an economic level, the appeal of alternate sources of energy to uranium-produced energy, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected, that changes in project parameters and plans continue to be refined and may result in increased costs, of unexpected variations in mineral resources and reserves, grade or recovery rates or other risks generally associated with mining, unanticipated delays in obtaining governmental, regulatory or First Nations approvals, risks related to First Nations title and consultation, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licences, risks related to changes in laws, regulations, policy and public perception, as well as those factors or other risks as more fully described in NexGen's Annual Information Form dated March 6, 2024 filed with the securities commissions of all of the provinces of Canada except Quebec and in NexGen's 40-F filed with the United States Securities and Exchange Commission, which are available on SEDAR at www.sedar.com and Edgar at www.sec.gov .

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or statements or implied by forward-looking information or statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned not to place undue reliance on forward-looking information or statements due to the inherent uncertainty thereof.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.